Exhibit 8.1 - List of Subsidiaries of Abbey National Treasury Services plc as at 31 December 2013

	Company Name	Domicile
1.	Abbey National (America) Holdings Inc.	United States
2.	Abbey National (America) Holdings Limited	United Kingdom
3.	Abbey National North America Holdings Limited	United Kingdom
4.	Abbey National North America LLC	United States
5.	Abbey National Securities Inc.	United States
6.	Abbey National Treasury Investments	United Kingdom
7.	Abbey National Treasury Services Investments Limited	United Kingdom
8.	Cater Allen Holdings Limited	United Kingdom
9.	Cater Allen International Limited	United Kingdom
10.	Cater Allen Lloyd’s Holdings Limited	United Kingdom
11.	Cater Allen Syndicate Management Limited	United Kingdom
12.	Santander Equity Investments Limited	United Kingdom
13.	Santander Secretariat Services Limited	United Kingdom
14.	Sheppards Moneybrokers Limited	United Kingdom